UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 1, 2017

Level 3 Communications, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35134	47-0210602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 Eldorado Blvd.

Broomfield, Colorado 80021

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (720) 888-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

Retention Bonus Grant to Jeff K. Storey

During a meeting of the board of directors (the “Board”) of Level 3 Communications, Inc. (“Level 3”), held on February 22, 2017, the Board approved the grant of a retention bonus equal to $1.2 million to Jeff K. Storey, Level 3’s Chief Executive Officer, pursuant to the retention program established by Level 3 in connection with the merger agreement, dated October 31, 2016, among CenturyLink, Inc. (“CenturyLink”), Wildcat Merger Sub 1 LLC, WWG Merger Sub LLC and Level 3 (the “Merger Agreement”).  As previously disclosed, including in the joint proxy statement/prospectus of Level 3 and CenturyLink, filed with the SEC on February 13, 2017 (the “Joint Proxy Statement”), the awards granted pursuant to the retention program, referred to as the “Second Retention Program” in the Joint Proxy Statement, including the one granted to Mr. Storey, vest and settle as follows: (a) 34% as of the earlier to occur of (x) the closing date of the combination contemplated by the Merger Agreement, and (y) the Merger Agreement termination date; (b) 33% on the 180th day following the first payment date; and (c) 33% on the first anniversary of the first payment date.  Notwithstanding the foregoing, all amounts payable to Mr. Storey pursuant to the retention program will, in the same manner as other participants in the Level 3 Key Executive Severance Plan, accelerate and be settled in the event that Mr. Storey experiences (a) a termination by Level 3 or CenturyLink, as applicable, without cause, or (b) a resignation for good reason.

In the event that the transactions contemplated by the Merger Agreement were consummated on March 1, 2017 and Mr. Storey was immediately terminated by CenturyLink without cause, the dollar value of the retention bonus that would have become payable upon such termination (which is in addition to the amounts set forth on the Golden Parachute table set forth in the Joint Proxy Statement) would have been $1.2 million.

2017 Annual Restricted Stock Unit Awards

As contemplated in the Joint Proxy Statement, during a meeting of the Board held on February 22, 2017, the Board approved the annual grant of restricted stock units to its employees, including its named executive officers.  Each restricted stock unit grant will be subject to a three-year vesting schedule.  However, if a recipient experiences a qualifying termination following the consummation of the combination contemplated by the Merger Agreement, all of the then unvested Level 3 restricted stock unit awards held by such recipient will vest, except that upon a qualifying termination of Level 3’s Chief Executive Officer or other members of the CEO’s executive team, only 50% of the recipient’s then unvested 2017 Level 3 restricted stock unit award will vest.  Effective as of March 1, 2017, each of Level 3’s named executive officers received a grant of restricted stock units representing the right to receive the number of shares set forth next to each named executive officer’s name below:

Name	Number of Shares Subject to Restricted Stock Unit Grant
Jeff K. Storey	115,115
Sunit S. Patel	51,526
Andrew E. Crouch	40,000
Laurinda Y. Pang	34,342

In the event that the transactions contemplated by the Merger Agreement were consummated on March 1, 2017 and each of our named executive officers were immediately terminated by CenturyLink without cause, the dollar value of the restricted stock units that will vest upon such termination (based on the 30-day trailing volume weighted average price of Level 3’s common stock for the period ending on February

28, 2017) for each of our named executive officers (which is in addition to the amounts set forth on the Golden Parachute table set forth in the Joint Proxy Statement) is set forth on the table below:

Name	Value of Restricted Stock Units
Jeff K. Storey	$3,352,020
Sunit S. Patel	$1,500,394
Andrew E. Crouch	$1,164,760
Laurinda Y. Pang	$1,000,000

The Board and Compensation Committee of the Board also decided not to increase the base salaries or value of the long term incentive opportunities for the CEO or any member of the CEO’s executive team.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:  the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) which was declared effective by the SEC on February 13, 2017.  CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. CenturyLink and Level 3 began mailing the definitive joint proxy statement/prospectus to their respective security holders on or about February 13, 2017. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov.  Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

CenturyLink, Level 3, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from CenturyLink and Level 3 security holders in respect of the proposed transaction. Information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of CenturyLink and Level 3 stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on February 13, 2017. More detailed information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016.  These documents can be obtained free of charge from the sources indicated above.  This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2017	LEVEL 3 COMMUNICATIONS, INC.

	By:	/s/ Neil J. Eckstein
Name: Neil J. Eckstein
Title: Senior Vice President